UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

831758107

(CUSIP Number)

Tilman J. Fertitta

President and Chief Executive Officer

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 810-1010

With a copies to:

Arthur S. Berner, Esq. Haynes and Boone, LLP 1221 McKinney Street Suite 2100 Houston, TX 77010 (713) 547-2526	Steve Wolosky, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower, 65 East 55th Street, New York, New York (212) 451-2333

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831758107

1	NAMES OF REPORTING PERSONS: Landry’s Restaurants, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0405386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 726,000
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 726,000
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 726,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share, of The Smith & Wollensky Restaurant Group, Inc. (“Smith & Wollensky Common Stock”).

The Smith & Wollensky Restaurant Group, Inc. (the “Issuer”) is a Delaware corporation with its principal executive offices located at 880 Third Avenue, New York, New York, 10022.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)

This Schedule 13D is being filed by Landry’s Restaurants, Inc. (“Landry’s”), a Delaware corporation. Landry’s is a national, diversified restaurant hospitality and entertainment company principally engaged in the ownership and operation of full-service, casual dining restaurants, primarily under the names of Rainforest Cafe, Saltgrass Steak House, Landry’s Seafood House, The Crab House, Charley’s Crab and The Chart House. Landry’s principal executive offices are located at 1510 West Loop South, Houston, Texas 77027.

Schedule I attached hereto lists all the members of the Board of Directors of Landry’s and the executive officers of Landry’s.

(d) and (e)

During the last five years, neither Landry’s nor any of its directors and executive officers listed in Schedule I hereto has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Smith & Wollensky Common Stock that Landry’s beneficially owns were acquired for $5.3 million through open market purchases using Landry’s working capital and funds borrowed under Landry’s $300 million revolving credit facility with Wachovia Bank, National Association.

ITEM 4.	PURPOSE OF TRANSACTION.

Landry’s purchased the shares of Smith & Wollensky Common Stock based on its belief that the shares of Smith & Wollensky Common Stock represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Landry’s, and the availability of shares of Smith & Wollensky Common Stock at prices that would make the purchase of additional shares desirable, Landry’s may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Smith & Wollensky Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as Landry’s may deem advisable.

As set forth in a letter dated January 16, 2007, (the “Proposal Letter”), Landry’s has submitted to the Issuer’s Board of Directors a non-binding proposal to acquire all of the outstanding Smith & Wollensky Common Stock, not owned by Landry’s, for $7.50 per share in cash in a merger transaction (the “Proposal”). A copy of the Proposal Letter is filed herewith as Exhibit 7.01 and is incorporated herein by reference. On January 16, 2007, a press release related to the Proposal was issued by Landry’s. A copy of this press release is filed herewith as Exhibit 7.02 and is incorporated herein by reference.

Other than as set forth herein or in the Proposal Letter, Landry’s has no definitive plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Issuer’s Board of Directors does not accept the Proposal and a definitive purchase agreement is not executed, Landry’s intends to review its investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer or make proposals to the Issuer’s stockholders. Based on various factors including, without limitation, the Issuer’s Board of Directors rejection of the Proposal, Issuer’s financial position and investment strategy, conditions in the securities market and general economic and industry conditions and the price level of the shares of Smith & Wollensky Common Stock, Landry’s may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, increasing its ownership of Smith & Wollensky Common Stock, seeking board representation, making proposals to the Issuer or its stockholders concerning the capitalization and operations of the Issuer, selling some or all of its securities of the Issuer or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The percentage set forth below is based on 8,590,643 shares of Smith & Wollensky Common Stock outstanding as of November 16, 2006, as reported in the Issuer’s quarterly report for the period ended October 2, 2006 on Form 10-Q.

Landry’s beneficially owns 726,000 shares of Smith & Wollensky Common Stock, or 8.5% of the shares outstanding. Landry’s directly owns and has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such shares of Smith & Wollensky Common Stock.

(c) Information concerning transactions in Smith & Wollensky Common Stock effected by Landry’s during the past 60 days is set forth in Schedule II hereto. All such transactions were done in the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01.	Proposal Letter to the Board of Directors of The Smith & Wollensky Restaurant Group, Inc. dated January 16, 2007 (incorporated by reference to Exhibit 7.02 hereto).

Exhibit 7.02.	Landry’s Restaurants, Inc. Press Release, dated January 16, 2007.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

Landry’s Restaurants, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President and Chief Executive Officer

Schedule I

Directors and Executive Officers of Landry’s Restaurants, Inc.

(form Landry’s most recent proxy statement)

Directors

Name	Title	Background
Tilman J. Fertitta	President, Chief Executive Officer and Director	Mr. Fertitta has been serving as President and Chief Executive Officer of Landry’s Restaurants, Inc. since 1987 to the present. The principal place of business of Mr. Fertitta is c/o Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027. Mr. Fertitta is a citizen of the United States of America.

Steven L. Scheinthal	Executive Vice President and General Counsel, Secretary and Director	Ms. Scheinthal has been serving as Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s Restaurants, Inc. since September 1992 till the present. He has been licensed to practice law in the state of Texas since 1984. The principal place of business of Mr. Scheinthal is c/o Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027. Mr. Scheinthal is a citizen of the United States of America.

Michael S. Chadwick	Director	Mr. Chadwick has been engaged in the commercial and investment banking businesses since 1975. In 1994, Mr. Chadwick joined Sanders Morris Harris Group, Inc., an investment banking and financial advisory firm, as Senior Vice President and a Managing Director in the Corporate Finance Group. From 1988 to 1994, Mr. Chadwick was President of Chadwick, Chambers & Associates, Inc., a private merchant investment banking firm in Houston, Texas, which he founded in 1988. The principal place of business of Mr. Chadwick is c/o Sanders Morris Harris Group, Inc. 600 Travis, Suite 3100, Houston, Texas, 77002, Mr. Chadwick is a citizen of the United States of America.

Michael Richmond	Director	Mr. Richmond currently serves as a Director and Vice Chairman of Woodforest National Bank, a Houston area-based bank. Mr. Richmond has been a certified public accountant since the 1970’s. The principal place of business of Mr. Richmond is c/o Woodfest National Bank, 25231 Grogans Mill Road, The Woodlands, Texas 77380. Mr. Richmond is a citizen of the United States of America.

Joe Max Taylor	Director	Mr. Taylor was formerly the chief law enforcement administrator for Galveston County, Texas. The principal place of business of Mr. Taylor is c/o Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027. Mr. Taylor is a citizen of the United States of America.

Kenneth Brimmer	Director	Mr. Brimmer is the Chief Executive Officer and Chairman of the Board of STEN Corporation, a publicly-traded, diversified business. He has a degree in accounting and worked as a Certified Public Accountant in the audit division of Arthur Andersen & Co. from 1977 through 1981. The principal place of business of Mr. Brimmer is c/o Sten Corporation, Suite 310 10275 Wayzata Blvd., Minnetonka, MN 55305. Mr. Brimmer is a citizen of the United States of America.

Other Executive Officers

Richard H. Liem	Senior Vice President of Finance and Chief Financial Officer	Mr. Liem has served as Senior Vice President and Chief Financial Officer of Landry’s Restaurants, Inc. since June 2004. Mr. Liem is a certified public accountant. The principal place of business of Mr. Liem is c/o Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027. Mr. Liem is a citizen of the United States of America.

Jeffrey L. Cantwell	Senior Vice President of Development	Mr. Cantwell has served as Senior Vice President of Development, Vice President of Development, and Director of Design and Construction of Landry’s Restaurants, Inc. The principal place of business of Mr. Cantwell is c/o Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027. Mr. Cantwell is a citizen of the United States of America.

Schedule II

TRANSACTIONS IN SMITH & WOLLENSKY COMMON STOCK EFFECTED BY

LANDRY’S RESTAURANTS, INC. DURING THE PAST 60 DAYS

Number of Shares Purchased/Sold	Price Per Share	Date of Purchase/Sale
680,000	$7.3125	1/16/2007
20,000	7.25	1/17/2007
26,000	7.385	1/26/2007